Exhibit 99.2

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
Nasdaq Trading Symbol: GOLD
(‘Randgold Resources’ or the ‘Company’)

TIMETABLE FOR PAYMENT OF DIVIDEND

London, 9 February 2015 - Further to the announcement of Randgold Resources’ fourth quarter and year end results for the period ended 31 December 2014 which included a recommendation from the board of directors that an annual dividend of US$0.60 per share be paid subject to the approval of the Company’s shareholders at the Company’s annual general meeting on Tuesday 5 May 2015, Randgold Resources confirms the following:

If approved by the Company’s shareholders, the dividend will be payable on Friday 29 May 2015. The record date of payment of the dividend will be Friday 13 March 2015. The ex-dividend date will be Thursday 12 March 2015.

Shareholders who have elected to receive sterling dividends can mandate payments directly to their UK bank or building society by visiting the Investor Centre website at www.investorcentre.co.uk/je or by completing the divided mandate form which is available on Randgold Resources’ website at www.randgoldresources.com and posting it back to the registrars with the instructions set out in the form.

The last date for shareholder currency elections and dividend mandates to be received by the Company will be Wednesday 29 April 2015.

ENQUIRIES:

Chief Executive Dr Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 779 771 1338 +44 1534 735 333	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com